SEC File Number

FORM 12b-25

0-15495

CUSIP Number

NOTIFICATION OF LATE FILING

590479

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

    For Period Ended: June 30, 2008
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

    Mesa Air Group, Inc.
Full Name of Registrant

Former Name if Applicable

    410 North 44th Street, Suite 100
Address of Principal Executive Office (*Street and Number*)

    Phoenix, Arizona 85008
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain information required in Mesa Air Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the "Quarterly Report") necessary for an accurate and full completion of the report could not be provided within the proscribed time period without unreasonable effort or expense. Mesa Air Group, Inc. anticipates that it will be able to file the Quarterly Report within the time period prescribed in Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Brian S. Gillman	(602)	685-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report a consolidated net loss for the third quarter of fiscal 2008, compared to consolidated net income for the third quarter of fiscal 2007. The Company is unable to quantify the first quarter net loss as of the filing of this report.

Mesa Air Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2008   By ___ /s/ Brian S. Gillman_____
                                  Name: Brian S. Gillman
                                  Title: Executive Vice President, General Counsel and Secretary